U.S. Securities and Exchange Commission
                             Washington, D.C. 20549

                                   Form 12-b25

                           NOTIFICATION OF LATE FILING

                            SEC FILE NUMBER 0-27604

                            CUSIP Number 719569 10 5

(Check One): [X]Form 10-K  []Form 20-F  []Form 11-K  []Form 10-Q  []Form N-SAR

         For Period Ended:  December 31, 1996
         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition  Report on Form 10-Q
         [ ]  Transition  Report on Form N-SAR
         For the Transition Period Ended:

   Read Instruction (on back page) Before Preparing Form. Please Print or Type

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


Part I  - REGISTRANT INFORMATION

PICK COMMUNICATIONS CORPORATION
Full Name of Registrant

PRIME INTERNATIONAL PRODUCTS, INC.
Former Name if Applicable

155 Route 46 West
Address of Principal Executive Office (Street and Number)

Wayne, NJ 07470
City, State and Zip Code

Part II-Rules 12b-25(b) and (c)

[X] (a) The reasons described in reasonable detail in Pat III of this form could not be eliminated without unreasonable effort or expense.

[X] (b) The subject report will be filed on or before the fifteenth calendar day following the prescribed date.


Part III-Narrative

The President, CEO and Chairman of the Board is out of the country and was unavailbale to review and sign the Form 10-K.


Part IV-Other Information

(1) Name and telephone number of person to contact in regard to this notification:

Karl R. Petersson            (201)                   812-7425
-------------------------------------------------------------
  (Name)                  (Area Code)           (Telephone Number)


Date: March 31, 1997


Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the registrant and in the capacities and dates indicated.




Dated: March 31, 1997           By:  /s/ Karl R. Petersson
                                     ----------------------
                                     Karl R. Petersson, Vice President and Chief
                                     Financial Officer